Exhibit 99.B(h)(3)

AMENDMENT TO

TRANSFER AGENCY AGREEMENT

This Amendment (the “Amendment”) dated as of July 1, 2006 amends the Transfer Agency Agreement (as amended, the “Agreement”) dated April 1, 2002 between BISYS Fund Services Ohio, Inc. (“BISYS”) and The Victory Variable Insurance Funds (the “Trust”).

WHEREAS, Pursuant to the Agreement, BISYS performs certain services for the Trust, and the investment portfolios of the Trust (each, a “Fund” and collectively, the “Funds”);

WHEREAS, the parties wish to extend the term of the Agreement and make certain other changes to the termination provisions of the Agreement; and

WHEREAS, the parties wish to amend certain of the fees payable to BISYS pursuant to the Agreement.

NOW THEREFORE, BISYS and the Trust, in exchange for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, agree as follows:

1.                                       Extension of Term.

Section 5 (Term) of the Agreement is hereby deleted in its entirety and replaced with the following:

(a) Unless otherwise terminated as provided herein, this Agreement shall continue in effect through June 30, 2009 (such period, the “Initial Term”).  Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods (“Rollover Periods”); provided that such continuance is specifically approved by a vote of a majority of those members of the Boards who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party, and by the vote of the Board or a majority of the outstanding voting securities of each Fund.  This Agreement may be terminated: (i) by provision of a written notice of non-renewal at least sixty (60) days prior to the end of the Initial Term or any Rollover Period, as the case may be; (ii) by mutual agreement of the parties; (iii) for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause; or (iv) by the Trust upon sixty (60)  days advance written notice to BISYS, provided that the Trust otherwise complies with its obligation to pay liquidated damages where applicable.

(b) For purposes of this Section 5, “Cause” shall mean: (i) a material breach of this Agreement, including a material breach of any representations and warranties contained herein, that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (ii) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (iii) financial difficulties on the part of the party to be terminated that are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 (Bankruptcy) of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.  BISYS shall not terminate this Agreement pursuant to clause (i) above based solely upon the Trust’s failure to pay an amount to BISYS which is the subject of a good faith dispute, if: (x) the Trust is attempting in good faith to resolve such dispute with as much expediency as may be possible under the circumstances; and (y) the Trust continues to perform its obligations hereunder in all other material respects (including paying all fees and expenses not subject to reasonable dispute hereunder).

(c) Notwithstanding the foregoing termination provisions, following any such termination, in the event that BISYS in fact continues to perform any one or more of the Services with the consent of the Trust, the provisions of this Agreement, including, without limitation, the provisions dealing with compensation and indemnification, shall continue in full force and effect.  Fees and out-of-pocket expenses incurred by BISYS but unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination.  In the event of a termination other than a termination for cause, BISYS shall be entitled to collect from the Trust, in addition to the fees and expenses provided in Sections 2 and 3 of this Agreement, the amount of all of BISYS’ reasonable cash disbursements in connection with BISYS’ activities in effecting such termination, including without limitation, the delivery to the Trust, and/or other parties of the Funds’ property, records, instruments and documents.  Subsequent to such termination, for a reasonable fee, BISYS will provide the Trust with reasonable access to any Trust documents or records remaining in its possession, and provide such documents to any successor transfer agent.

(d) If for any reason other than (i) non-renewal, (ii) mutual agreement of the parties, or (iii) “Cause” for termination of BISYS hereunder, BISYS’ services are terminated hereunder, BISYS is replaced as transfer agent, or if a third party is added to perform a substantive portion of the services to be provided by BISYS under this Agreement (excluding any Sub-Agent appointed as provided in Section 1 hereof), during the Initial Term, then the Trust shall make a one-time cash payment, in consideration of the fee structure and services to be provided under this Agreement, and not as a penalty, to BISYS equal to the balance that would be due BISYS for its services hereunder during (x) the next nine (9) months or (y) if less than nine (9) months remain until the end of the Initial Term, the number of months remaining in the Initial Term, assuming for purposes of the calculation of the one-time payment that the fees that would be earned by BISYS for each month shall be based upon the average fees payable to BISYS monthly during the nine (9) months prior to the date that services terminate, BISYS is replaced or a third party is added; provided, however, that this liquidated damages provision shall not be applicable to liquidations of individual Funds which may occur from time to time for legitimate economic or regulatory reasons, as determined by the Board.

(e) The one-time cash payments referenced above shall be due and payable on the day prior to the first day in which this Agreement is terminated, services are terminated, BISYS is replaced or a third party is added, as applicable.

(f)  The parties further acknowledge and agree that, in the event services are terminated, BISYS is replaced, or a third party is added, as set forth above, (i) a determination of actual damages incurred by BISYS would be extremely difficult, and (ii) the liquidated damages provision contained herein is intended to adequately compensate BISYS for damages incurred and is not intended to constitute any form of penalty.

(g) With respect to any termination of this Agreement occurring during a Rollover Period, the Trust shall not be obligated to pay to BISYS any amounts pursuant to this Agreement other than fees and out-of-pocket expenses in accordance with Section 5(c) of this Agreement.

2.                                       Legal Advice

Section 7 (Legal Advice) of the Agreement is hereby deleted in its entirety and replaced with the following:

BISYS may rely on written advice provided by Fund Counsel or other expert authorized in writing by the Trust, provided that Fund Counsel is not obligated to provide advice to BISYS for any reason or for no reason.  In no event shall BISYS be liable to the Trust or any Fund or any shareholder or beneficial owner of the Trust for any action reasonably taken pursuant to written advice provided by an expert explicitly authorized by the Trust.

3                                          Fees.

Schedule C to the Agreement is hereby deleted in its entirety and replaced with Schedule C attached to this Amendment.

4.                                       Miscellaneous.

(a)  Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to them in the Agreement.

(b)  This Amendment supersedes all prior negotiations, understandings and agreements with respect to the subject matter covered in this Amendment, whether written or oral.

(c)  Except as expressly set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

(d)  This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)  Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(f)  Each reference to the Agreement in the Agreement as amended (as it existed immediately prior to this Amendment) and in every other related agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement, including as amended by this Amendment.

5.  Conflicts of Interest and Material Information.

(a)  Conflicts of Interest.  BISYS shall develop policies and procedures reasonably designed to identify actual and potential conflicts of interest that may affect the delivery of the Services to the Funds (“Fund Related Conflicts of Interest”).  At a minimum, the policies and procedures shall provide that BISYS shall communicate to the Board any Fund Related Conflicts of Interest of which it becomes aware in accordance with its policies and procedures.

(b)  Material Information.  In addition to any information that the Board may reasonably request, BISYS shall provide to the Board all information of which it becomes aware with respect to BISYS or any of its affiliates that could reasonably be expected to have a material adverse impact on BISYS’ ability to provide the Services to the Trust, except where provision of such information is prohibited by law or contract.

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IN WITNESS WHEREOF, a duly authorized officer of each party has signed this Amendment as of the date set forth above.

BISYS Fund Services Ohio, Inc.

By:
Name: Chuck Calo
Title: Senior Vice President

The Victory Variable Insurance Funds

By:
Name: David C. Brown
Title: President

SCHEDULE C

TO THE TRANSFER AGENCY AGREEMENT DATED APRIL 1, 2002

BETWEEN THE VICTORY VARIABLE INSURANCE FUNDS AND BISYS
FUND SERVICES OHIO, INC.

The Trust shall pay BISYS on the first business day of each month, or at such time(s) as BISYS shall request and the parties shall agree the following fees for the services provided under this Agreement at the annual rates set forth below.  For these purposes, the rate at which the asset-based fees are applied is determined by aggregating the assets of all Funds of The Victory Variable Insurance Funds and The Victory Portfolios.  The fees are accrued daily and paid monthly.

These fees are based on a total of 21 Funds and 39 classes.  Additional Funds and/or classes may be subject to additional fees as mutually agreed by the parties.

Asset-Based Fee

0.02% of the first $8 Billion in aggregate net assets of all Funds; plus

0.015% of aggregate net assets of all Funds from in excess of $8 Billion to $16 Billion; plus

0.01% of aggregate net assets of all Funds from in excess of $16 to $20 Billion; plus

0.005% of aggregate net assets of all Funds in excess $20 Billion

Additional Services

Additional services such as IRA processing, development of interface capabilities, servicing of 403(b) and 408(c) accounts, management of cash sweeps between DDAs and mutual fund accounts and coordination of the printing and distribution of prospectuses, annual reports and semi-annual reports are subject to additional fees which will be quoted upon request.  Programming costs or database management fees for special reports or specialized processing will be quoted upon request.